**EXHIBIT 12.2**

**PACCAR Financial Corp.**

**COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES**

**PURSUANT TO THE SUPPORT AGREEMENT**
**BETWEEN THE COMPANY AND PACCAR**
(Millions of Dollars)

| | | Year ended December 31 | | | |
|---|---|---|---|---|---|
| | 2002 | 2001 | 2000 | 1999 | 1998 |
| **FIXED CHARGES** | | | | | |
| Interest expense | $ 114.7 | $ 171.5 | $ 205.5 | $ 151.1 | $ 125.4 |
| Less: Assumption by PACCAR of interest expense (1) | — | (17.0) | — | — | — |
| Net interest expense | 114.7 | 154.5 | 205.5 | 151.1 | 125.4 |
| Facility and equipment rental | 1.8 | 1.7 | 1.6 | 1.5 | 1.2 |
| TOTAL FIXED CHARGES | $ 116.5 | $ 156.2 | $ 207.1 | $ 152.6 | $ 126.6 |
| **EARNINGS** | | | | | |
| Income before taxes | $ 45.0 | $ 25.6 | $ 54.0 | $ 61.6 | $ 47.3 |
| Depreciation | 16.3 | 13.3 | 10.0 | 8.5 | 9.2 |
| | 61.3 | 38.9 | 64.0 | 70.1 | 56.5 |
| FIXED CHARGES | 116.5 | 156.2 | 207.1 | 152.6 | 126.6 |
| EARNINGS AS DEFINED | $ 177.8 | $ 195.1 | $ 271.1 | $ 222.7 | $ 183.1 |
| RATIO OF EARNINGS TO FIXED CHARGES | 1.53x | 1.25x | 1.31x | 1.46x | 1.45x |

(1)     In order to maintain the ratio of earnings to fixed charges in 2001, PACCAR provided earnings support of $17.0 through the assumption of the Company's interest expense.